UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated November 30, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia cancels repurchased shares

STOCK EXCHANGE RELEASE 30 November 2023	1 (1)

Nokia Corporation

Stock Exchange Release

30 November 2023 at 9:00 EET

Nokia cancels repurchased shares

Nokia Corporation has today cancelled 78 301 011 Nokia shares held by the company in line with the decision by the Board of Directors. The shares were repurchased under the second EUR 300 million phase of the EUR 600 million buyback program launched in 2022 during the period between 2 January 2023 and 10 November 2023.

The cancellation of the treasury shares was registered with the Finnish Trade Register on 30 November 2023.

The cancellation of the shares does not affect the company’s share capital nor total equity.

After the cancellation, the total number of shares and votes in Nokia Corporation is 5 613 496 565. After the cancellation, Nokia Corporation holds 76 437 051 treasury shares.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2023		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer